UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities and Exchange Act of 1934

(Amendment No. 2)*

Wallbox N.V.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

N94209108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. N94209108	13g	Page 2 of 8

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Iberdrola, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,171,831*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,171,831*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,171,831*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.16%**
12.	TYPE OF REPORTING PERSON* CO

FOOTNOTES

*	Consists of 17,171,831 Class A ordinary shares.
**	Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon 187,541,600 Class A ordinary shares outstanding as of January 11, 2024, as disclosed in the Issuer’s prospectus on Form 424B3 filed with the SEC on January 22, 2024.

CUSIP No. N94209108	13g	Page 3 of 8

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Iberdrola Participaciones, S.A.U.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,171,831*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,171,831*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,171,831*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.16%**
12.	TYPE OF REPORTING PERSON* CO

FOOTNOTES

*	Consists of 17,171,831 Class A ordinary shares.
**	Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon 187,541,600 Class A ordinary shares outstanding as of January 11, 2024, as disclosed in the Issuer’s prospectus on Form 424B3 filed with the SEC on January 22, 2024.

CUSIP No. N94209108	13g	Page 4 of 8

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Inversiones Financieras Perseo, S.LU.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,171,831*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,171,831*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,171,831*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.16%**
12.	TYPE OF REPORTING PERSON* CO

FOOTNOTES

*	Consists of 17,171,831 Class A ordinary shares.
**	Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon 187,541,600 Class A ordinary shares outstanding as of January 11, 2024, as disclosed in the Issuer’s prospectus on Form 424B3 filed with the SEC on January 22, 2024.

CUSIP No. N94209108	13g	Page 5 of 8

Item 1 (a). Name of Issuer:

Wallbox N.V. (the “Issuer”)

Item 1 (b). Address of Issuer's Principal Executive Offices:

Carrer Del Foc, 68, Barcelona, Spain, 08038

Item 2 (a). Name of Person Filing:

This Schedule 13G/A is being filed by Iberdrola, S.A., Iberdrola Participaciones, S.A.U. and Inversiones Financieras Perseo, S.L.U. (each a “Reporting Person”, and together, the “Reporting Persons”).

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Iberdrola, S.A. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

The address of the principal business office of Iberdrola Participaciones S.A.U. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

The address of the principal business office of Inversiones Financieras Perseo, S.L.U. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

Item 2 (c). Citizenship:

Please see response to Item 4 on each cover sheet for each Reporting Person.

Item 2 (d). Title of Class of Securities:

Class A ordinary shares

Item 2 (e). CUSIP Number:

N94209108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: See the response to Item 9 for each Reporting Person on the relevant attached cover page.*

(b)	Percent of class: See the response to Item 11 for each Reporting Person on the relevant attached cover page.**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response to Item 5 for each Reporting Person on the relevant attached cover page.

(ii)	Shared power to vote or to direct the vote: See the response to Item 6 for each Reporting Person on the relevant attached cover page.*

(iii)	Sole power to dispose or to direct the disposition of: See the response to Item 7 for each Reporting Person on the relevant attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See the response to Item 8 for each Reporting Person on the relevant attached cover page.*

* Consists of 17,171,831 Class A ordinary shares.

** The information of the beneficial ownership of Class A ordinary shares of the Issuer presented herein is calculated based upon 187,541,600 Class A ordinary shares outstanding as of January 11, 2024, as disclosed in the Issuer’s prospectus on Form 424B3 filed with the SEC on January 22, 2024.

CUSIP No. N94209108	13g	Page 6 of 8

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. N94209108	13g	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Iberdrola, S.A.

Date: February 13, 2024	By:	/s/ Juan Jose Zuniga Benavides
Name: Juan Jose Zuniga Benavides
Title: Head of Equity Markets

Iberdrola Participaciones, S.A.U.

Date: February 13, 2024	By:	/s/ Felix Sobrino Martínez
Name: Felix Sobrino Martínez
Title: Joint Director

Date: February 13, 2024	By:	/s/ Javier Salazar Blanco
Name: Javier Salazar Blanco
Title: Joint Director

Inversiones Financieras Perseo, S.L.U.

Date: February 13, 2024	By:	/s/ Agustín Delgado Martín
Name: Agustín Delgado Martín
Title: Joint Director

Date: February 13, 2024	By:	/s/ Javier Salazar Blanco
Name: Javier Salazar Blanco
Title: Joint Director

CUSIP No. N94209108	13g	Page 8 of 8

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on the Schedule 13G/A dated February 13, 2024 (the “Schedule 13G/A”), with respect to the Class A Common Shares of Wallbox N.V. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this joint filing agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2024.

Iberdrola, S.A.

Date: February 13, 2024	By:	/s/ Juan Jose Zuniga Benavides
Name: Juan Jose Zuniga Benavides
Title: Head of Equity Markets

Iberdrola Participaciones, S.A.U.

Date: February 13, 2024	By:	/s/ Felix Sobrino Martínez
Name: Felix Sobrino Martínez
Title: Joint Director

Date: February 13, 2024	By:	/s/ Javier Salazar Blanco
Name: Javier Salazar Blanco
Title: Joint Director

Inversiones Financieras Perseo, S.L.U.

Date: February 13, 2024	By:	/s/ Agustín Delgado Martín
Name: Agustín Delgado Martín
Title: Joint Director

Date: February 13, 2024	By:	/s/ Javier Salazar Blanco
Name: Javier Salazar Blanco
Title: Joint Director